Nuala M. King Senior Vice President and Corporate Controller Equifax Inc. 1550 Peachtree Street, N.W. Atlanta, GA 30309 (404) 885-8440 FAX (404) 885-8087 nuala.king@equifax.com

August 12, 2013

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:	Equifax Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-06605

Dear Mr. Spirgel:

We have reviewed the comment letter dated July 30, 2013 from the staff (“Staff”) of the Securities and Exchange Commission related to the above-mentioned filing by Equifax Inc. (the “Company” or “Equifax”). With respect to each of the items in that letter, we are providing the following responses. To assist your review, we have included the text of the Staff’s comments below in italicized type.

Form 10-K for the Year Ended December 31, 2012

Item 3. Legal Proceedings, page 22

1.	Please expand your disclosure here and in your commitments and contingencies footnote on page 77 to clarify whether a liability has been accrued related to any of your legal proceedings, and particularly the California Bankruptcy Litigation. Also clarify whether it is reasonably possible that the outcome of uncertainties may result in a liability exceeding the liability accrued by a material amount. Note that ASC 450 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated.

Company Response: The Company analyzes loss contingencies in accordance with the guidance provided in ASC 450-20-50 in connection with the preparation and filing of the quarterly and annual financial statements. While it is stated in Footnote 7 on page 79 that we have recorded accruals for matters in which it is probable that we have incurred a loss and the amount of the loss, or range of loss, can be reasonably estimable, the disclosure of the amount accrued for all of our legal proceedings, including the California Bankruptcy Litigation, was not included as the accrual is not material to the Consolidated Financial Statements.

The Company also assessed whether it was reasonably possible that the outcome of uncertainties (including the California Bankruptcy Litigation) may result in a liability exceeding the liability accrued by a material amount and determined that it was not reasonably possible. If and when the likelihood of a material loss in excess of the liability accrued becomes at least reasonably possible, the Company will provide an estimate of the reasonably possible loss or range of the reasonably possible loss or a statement that a range cannot be estimated at that time.

Goodwill and Other Intangible Assets, page 73

Indefinite-Lived Intangible Assets, page 74

Mr. Larry Spirgel

Securities and Exchange Commission

August 12, 2013

2.	We note your indefinite lived asset related to contractual/territorial rights to operate in certain territories acquired through the purchase of independent credit reporting agencies in the US and Canada. Please explain the nature of these rights in greater detail.

Company Response: Historically, our principal competition in the credit reporting industry consisted of two, well-capitalized credit reporting agencies (CRAs) as well as a small number of regional CRA’s which typically had affiliation agreements with one of the three national CRAs. The CRA’s maintained credit information about individuals in defined geographic areas (territories’) in the United States. We originally established our presence as a national provider of credit information services by signing affiliation agreements with regional CRAs in territories where we did not have credit information about the individuals within a respective territory. These affiliation agreements provided the regional CRA with the contractual right to utilize the Equifax trade name when selling the credit information about individuals residing within their territory. In addition, each affiliate had the exclusive perpetual right to sell the credit information of each participating Equifax affiliate to its own customers in their territory. Through these agreements Equifax obtained the ability to sell credit information of individuals throughout the United States to customers in the Equifax owned territory. The affiliation agreements required that the owner of the credit information be paid the majority of the fee charged when their credit information was sold, with the seller of the credit information retaining a smaller portion of the fee.

By acquiring our affiliate regional CRA's, we acquired the credit files, the fair value of which is separately identified and is amortized over a 15 year expected useful life, and the perpetual right to operate in the territories within which our affiliates had previously operated using the Equifax trade name. The contractual/territorial right intangible assets represent the estimated fair value of our right to operate as a CRA in territories where we would otherwise not have been able to operate given the affiliate arrangements.

* * *

As requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have thoroughly addressed your comments on our 2012 Form 10-K. Please direct any questions or comments to me at (404) 885-8440 or nuala.king@equifax.com.

Sincerely,

/s/ Nuala M. King

Nuala M. King

Senior Vice President and Corporate Controller

cc:

Richard F. Smith, Chairman and Chief Executive Officer

Lee Adrean, Corporate Vice President and Chief Financial Officer

John J. Kelley III, Corporate Vice President and Chief Legal Officer

Joseph A. King, Ernst & Young LLP